Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary
Information) and Report of Independent
Registered Public Accounting Firm

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43068

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Enterprise Equities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
11000 Broken Land Parkway
_____
(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Anker	410-772-2480	aanker@enteprisecommunity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
CohnReznick LLP
_____
(Name – if individual, state last, first, and middle name)

14 Sylvan Way	Parisppany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Adam Anker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Enterprise Equities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Adam Anker C9DFAE95E85E446...

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

<u>Index</u>

<u>Page</u>



CohnReznick LLP
cohnreznick.com

CohnReznick

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Enterprise Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enterprise Equities, Inc., as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc. as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Enterprise Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and IV has been subjected to audit procedures performed in conjunction with the audit of Enterprise Equities, Inc.'s financial statements. The supplemental information is the responsibility of Enterprise Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Enterprise Equities Inc.'s auditor since 2003.

Parsippany, New Jersey
February 19, 2026

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Financial Condition
December 31, 2025

<u>Assets</u>

Cash	$	49,020
Due from Enterprise Community Investment, Inc., net		98,458
Prepaid expenses and other assets		62,842
Total assets	$	210,320

<u>Liabilities and Stockholder's Equity</u>

Liabilities		
Accounts payable	$	12,030
Income and franchise tax payable		9,237
Total liabilities		21,267
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	210,320

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Income
Year Ended December 31, 2025

Revenue		
Consulting fee income	$	1,787,490
Total revenue		1,787,490
Operating expenses		
Payroll and benefits		1,558,960
Other operating expenses		138,240
Licenses and membership fees		48,086
Professional fees		36,518
Total operating expenses		1,781,804
Income before taxes		5,686
Income & franchise tax expenses		5,686
Net income	$	-

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025

	Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity	
Balance, December 31, 2024	$	1,000	$	49,000	$	139,053	$	189,053
Net income		-		-		-		-
Balance, December 31, 2025	$	1,000	$	49,000	$	139,053	$	189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Prepaid expenses and other assets		(7,722)
Income and franchise tax payable		3,236
Accounts payable and accrued expenses		6,180
Due from Enterprise Community Investment, Inc., net		(10,146)
Net cash used in operating activities		(8,452)
Cash, beginning of year		57,472
Cash, end of year	$	49,020

Note 1 - Organization and summary of significant accounting policies

Organization and business

Enterprise Equities, Inc. ("we", "us", or "Company") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. ("EOI"). Enterprise Community Investment, Inc. ("Enterprise"), a 501(c)(4) social welfare organization, is the sole stockholder of EOI. Enterprise Community Partners, Inc., a 501(c)(3) not-for-profit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission ("SEC") for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Authority ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in 32 states throughout the United States of America and the District of Columbia.

Basis of presentation

The accompanying financial statements are presented on the accrual basis of accounting and in accordance with accounting principles accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenue and expenses recognized during the reporting period. Actual results could differ from those estimates.

Consulting fee income

The Company recognizes revenue upon the transfer of services to its customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those services which is in accordance with applicable accounting guidance related to contracts with customers.

The services provided by the Company are not distinct; rather they are a bundle whose services are highly interrelated and not separately identifiable from other promises in the contract. Therefore, there is only one performance obligation in the contract which is the provision of the services outlined in the consulting agreement with Enterprise. The transaction price is allocated to the services as they are performed and is quantified on a cost-reimbursement basis. In addition to the broker-dealer services, the Company is reimbursed for third-party costs as incurred. Accordingly, consulting fee income is recognized as the services are provided and the costs are incurred, determined on a cost-reimbursement basis.

Income taxes

We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten tax-sharing agreement, we are included in the consolidated federal income tax return filed by EOI, and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return.

No deferred tax assets or liabilities have been recorded since the Company does not have any temporary differences for federal or state income tax purposes. EEI paid EOI its share of federal and state income taxes during 2025.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2022 and subsequent years. We also generally remain subject to the examination of our various state income tax returns for a period of three years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

The Company's income tax disclosures are prepared in accordance with ASC 740, Income Taxes, including recent amendments under ASU 2023-09 intended to enhance the transparency, consistency, and disaggregation of income tax information provided to financial statement users. These amendments primarily expand disclosure requirements related to the effective tax rate reconciliation, including additional qualitative and quantitative information about reconciling items, as well as enhanced disclosures of income taxes paid by jurisdiction. The Company has incorporated these enhanced disclosures, as applicable, in Note 2.

Note 2 – Income taxes

For the year ended December 31, 2025, the Company recorded current income tax expense (benefit) related to its operations. The components of income tax expense consist solely of current federal and state income taxes, as the Company had no deferred income tax expense or benefit for the year:

Federal tax expense	$	3,301
State and Local tax expense		2,385
Income tax expense	$	5,686

The following presents a reconciliation of the income tax provision based on the U.S. federal statutory tax rate to the total effective tax rate. This reconciliation reflects significant items impacting the effective tax rate, including permanent differences and state income taxes, where applicable.

Tax at statutory rate on income before taxes	$	664	21.0%
State income tax, net of federal income tax benefits[a]		1,930	61.0%
Non-deductible Entertainment		2,169	68.5%
Non-deductible Meals		222	7.0%
Provision to return - Federal		701	22.1%
Income Tax Expense	$	5,686	179.6%

[a]State taxes in Maryland make up majority (greater than 50 percent) of the tax effect in this category

As described in Note 1 as of December 31, 2025, the Company had no temporary differences between the financial reporting and tax bases of its assets and liabilities. Accordingly, no deferred tax assets or liabilities were recorded. Additionally, no interest and penalties were recognized in 2025.

For the year ended December 31, 2025, the Company made payments in the following jurisdictions.

State		
Maryland	$	2,000
Rhode Island		400
South Carolina		50
Income Taxes Paid (net of refunds received)	$	2,450

Note 3 - Net capital requirement

We are required to comply with the Uniform Net Capital Rule of the SEC. This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2025, our net capital was $27,753, which was $22,753 in excess of the minimum requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 76.63% at December 31, 2025.

Note 4 - Exemption from Rule 15c3-3

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

Note 5 - Related party transactions

We have a Services and Expense Sharing Agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and to raise capital via private placement transactions. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2025, these costs totaled $1,787,490. The agreement with Enterprise will continue until terminated by either us or Enterprise with 60 days' notice.

As we have no employees of our own, personnel costs are paid for by Enterprise, and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll, benefit and other operating costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. As of December 31, 2024 and December 31, 2025, $88,312 and $98,458 was due from Enterprise, respectively.

Note 6 - Major customer

Our sole source of revenue is derived from consulting fees related to the structuring and sale of direct participation equity interests in real estate limited partnerships for Enterprise via our Services and Expense Sharing Agreement with Enterprise as identified in Note 5.

Note 7 - Segment reporting

The Company is engaged in a single line of business as a captive broker-dealer with the sole purpose of selling direct participation equity interests in real estate limited partnerships. The Company has identified its President, Chief Compliance Officer and Treasurer as the collective chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions and to ensure the Company stays in compliance with FINRA requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 - Subsequent events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure.

The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 19, 2026 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

There are no differences between this computation and that filed by us on SEC Form X-17A-5 as of December 31, 2025.

COMPUTATION OF NET CAPITAL

<u>Line</u>

1. Total ownership equity from statement of financial condition	$ 189,053
5. Total capital and allowable subordinated liabilities	189,053
6. Deduction: Nonallowable assets	(161,300)
10. Net capital	$ 27,753
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$ -
12. Minimum net capital requirement of reporting broker-dealer	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 22,753

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$ 21,267
20. Percentage of aggregate indebtedness to net capital	76.63%

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule IV - Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.



CohnReznick LLP
cohnreznick.com

CohnReznick

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Enterprise Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enterprise Equities, Inc. stated the following provisions required by 17 C.F.R. §240.17a-5(d)(1) and (4) under which Enterprise Equities, Inc. claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) Enterprise Equities, Inc. stated that Enterprise Equities, Inc. met the identified exemption provisions throughout the most recent year without exception. Enterprise Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enterprise Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

CohnReznick LLP

Parsippany, New Jersey
February 19, 2026



Enterprise®

Enterprise Equities Inc.'s Exemption Report

Enterprise Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Enterprise Equities, Inc.

I, Adam Anker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Adam Anker
C9DFAE95E85E446...

By: Adam Anker
Title: Chief Compliance Officer

February 19, 2026



<u>Report of Independent Registered Public Accounting Firm on</u>
<u>Applying Agreed-Upon Procedures</u>

To the Board of Directors and Stockholder
Enterprise Equities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Enterprise Equities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Enterprise Equities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Parsippany, New Jersey
February 19, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
ENTERPRISE EQUITIES INC

SEC No.
8-43068

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 1,787,490.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 1,787,490.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	**a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,787,490.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,681.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,388.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,388.00		
d	Add lines 11a through 11c		$ 1,388.00	
12	**LESSER** of line 10 or 11d.			$ 1,388.00
13 a	Amount from line 8		$ 2,681.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,388.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,293.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,293.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-43068	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS

ENTERPRISE EQUITIES INC
70 CORPORATE CENTER
11000 BROKEN LAND PKWY STE 700
COLUMBIA, MD 21044

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ENTERPRISE EQUITIES INC	Adam Anker
(Name of SIPC Member)	(Authorized Signatory)
2/5/2026	aanker@enterprisecommunity.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.